

Glenn Minervini-Zick · 2nd

CFO at Medwave Software Solutions

Sebastopol, California, United States ·

Contact info

Medwave Software Solutions

St. Mary's College of California

388 connections



1 mutual connection: John Katovich

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Experience

Chief Financial Officer

Medwave Software Solutions · Contract

Jan 2012 – Present · 9 yrs 8 mos

SEBASTOPOL, CA

Interim CFO

Sonoma West Medical Center

Dec 2014 – Jun 2015 · 7 mos

CFO

Offsite Care Resources, Inc.

May 2010 – Jun 2012 · 2 yrs 2 mos

Baker in Chief
ZIX Artisan Sweets and Savories
Sep 2001 – Sep 2010 · 9 yrs 1 mo

Business Development Consultant
Palm Drive Hospital
2008 – 2009 · 1 yr

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Education

St. Mary's College of California
MHSA, Health Care Administration
1995 – 1997

Sonoma State University
Bachelor of Arts (B.A.), Accounting
1982 – 1984